SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 30, 2005 “Ericsson publish restated financial statement according to IFRS.”

Press Release March 30, 2005

Ericsson publish restated financial statement according to IFRS

As from 2005 Ericsson will issue consolidated financial statements in accordance with IFRS. Today Ericsson has published restated financial statements for 2004 and opening balance for 2005 according to IFRS on www.ericsson.com/investors.

Comments on comparisons and information about effects on consolidated financial statement can also be found in Ericsson’s annual report for 2004 under “Board of Directors’ Report”, and “Notes to the Financial Statements” (Note 1, Accounting policies). Ericsson’s annual report for 2004 can be found on: http://www.ericsson.com/investors/.

To read the restated financial statements please go to: http://www.ericsson.com/investors/doc/ifrs_statement.pdf

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Peter Olofsson, Media Relations

Group Function Communications

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Susanne Andersson, Investor Relations

Group Function Communications

Phone: +46 8 719 46 31

E-mail: investor.relations.se@ericsson.com

Ericsson adoption of IAS/IFRS in 2005

In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by Standards Interpretation Committee (SIC) and International Financial Reporting Standards Committee (IFRIC).

As from 2005, Ericsson will issue consolidated financial statements prepared in accordance with IFRS. The annual report for 2005 as well as interim reports will include one comparison year, 2004, which will be restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005 as allowed by IFRS 1 First-time Adoption of International Financial Reporting Standards. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 have been prepared.

The information below on expected effects is preliminary and could change since the IFRS standards may be revised during 2005. We will update the restated information for any such changes if and when they are made.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires one comparative year to be presented and an opening IFRS balance sheet at the date of transition to IFRS to be prepared. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 is made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations are treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are accounted for in accordance with IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

The forthcoming rules:

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 has been the same as per IFRS. Retrospective application lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs related to periods prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 is equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets increased by SEK 6,408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result amortization for 2004 increased by SEK 2,660 million under IFRS.

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 are accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill is frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 is reversed in the IFRS restatements for 2004.

For Ericsson, the new standard result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported net income attributable to stockholders of the parent company arises as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

A major effect is that derivatives will be recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at the lower of acquisition cost or fair value. Those investments will be reported at fair value under IAS 39, and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity, unless impairment is determined. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, is an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

Reclassification of provisions

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is due to be settled within twelve months after the balance sheet date; or (d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRS. The operating cycle for Ericsson is approximately 24 months.

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	January 1, 2004 Swedish GAAP 1)	IFRS Adjustments	January 1, 2004 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,784	6,408	11,192
Goodwill	5,739		5,739
Other	687		687
Tangible assets	6,505		6,505
Financial assets
Equity in JV and associated companies	2,970		2,970
Other investments	433		433
Long-term customer financing	3,027		3,027
Deferred tax assets	27,735	-1,794	25,941
Other long-term receivables	1,342		1,342

	53,222	4,614	57,836
Current assets
Inventories	10,965		10,965
Receivables
Accounts receivable - trade	31,886		31,886
Short-term customer financing	979		979
Other receivables	12,718		12,718
Short-term investments		20,092	20,092
Cash and cash equivalents	73,207	-20,092	53,115

	129,755		129,755

Total assets	182,977	4,614	187,591

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	59,206	4,614	63,820
Minority interest in equity of consolidated subsidiaries		2,299	2,299

	59,206	6,913	66,119
Minority interest in equity of consolidated subsidiaries	2,299	-2,299
Long-term liabilities
Pensions	9,827		9,827
Other long-term provisions	28,121	-26,026	2,095
Notes and bond loans	26,312		26,312
Liabilities to financial institutions	689		689
Other long-term liabilities	2,771		2,771

	67,720	-26,026	41,694

Current liabilities
Current provisions		26,026	26,026
Interest-bearing liabilities	9,509		9,509
Accounts payable	8,895		8,895
Other current liabilities	35,348		35,348
	53,752	26,026	79,778

Total equity and liabilities	182,977	4,614	187,591

Of which interest-bearing provisions and liabilities	48,031		48,031
Net cash	25,176		25,176
Assets pledged as collateral	8,023		8,023
Contingent liabilities	2,691		2,691

1)	Restated for changed accounting principle, RR 29

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan-Mar 2004
	Swedish GAAP	IFRS Adjustments	IFRS
Net sales	28,111		28,111
Cost of sales	-15,544		-15,544

Gross margin	12,567		12,567
Research and development and other technical expenses	-4,792	-658	-5,450
Selling expenses	-2,232	56	-2,176
Administrative expenses	-1,710	20	-1,690

Operating expenses	-8,734	-582	-9,316
Other operating revenues and costs	164		164
Share in earnings of JV and associated companies	517	1	518

Operating income	4,514	-581	3,933
Financial income	932		932
Financial expenses	-1,133		-1,133

Income after financial items	4,313	-581	3,732
Taxes	-1,243	191	-1,052
Minority interest	-77	77

Net income	2,993	-313	2,680
Net income attributable to stockholders of the parent company			2,603
Net income attributable to minority interest			77

Net income			2,680
Other information
Average number of shares, basic (million)	15,749		15,749
Earnings per share, basic (SEK)	0.19	-0.03	0.16
Earnings per share, diluted (SEK)	0.19	-0.03	0.16

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31, 2004 Swedish GAAP	IFRS Adjustments	Mar 31, 2004 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,710	5,724	10,434
Goodwill	5,854	115	5,969
Other	656		656
Tangible assets	6,081		6,081
Financial assets
Equity in JV and associated companies	3,407	1	3,408
Other investments	442		442
Long-term customer financing	2,556		2,556
Deferred tax assets	26,675	-1,603	25,072
Other long-term receivables	1,071		1,071

	51,452	4,237	55,689
Current assets
Inventories	14,427		14,427
Receivables
Accounts receivable - trade	32,791		32,791
Short-term customer financing	1,331		1,331
Other receivables	13,664		13,664
Short-term investments		37,526	37,526
Cash and cash equivalents	74,405	-37,526	36,879

	136,618		136,618

Total assets	188,070	4,237	192,307

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	63,371	4,237	67,608
Minority interest in equity of consolidated subsidiaries		2,447	2,447

	63,371	6,684	70,055
Minority interest in equity of consolidated subsidiaries	2,447	-2,447
Long-term liabilities
Pensions	10,093		10,093
Other long-term provisions	27,409	-25,575	1,834
Notes and bond loans	27,084		27,084
Liabilities to financial institutions	587		587
Other long-term liabilities	2,686		2,686

	67,859	-25,575	42,284
Current liabilities
Current provisions		25,575	25,575
Interest-bearing liabilities	8,102		8,102
Accounts payable	9,298		9,298
Other current liabilities	36,993		36,993

	54,393	25,575	79,968

Total equity and liabilities	188,070	4,237	192,307

Of which interest-bearing provisions and liabilities	47,559		47,559
Net cash	26,846		26,846
Assets pledged as collateral	8,062		8,062
Contingent liabilities	2,175		2,175

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS
Net income attributable to stockholders of the parent company	2,993	-390	2,603
Adjustments to reconcile net income to cash	1,777	390	2,167

	4,770		4,770
Changes in operating net assets
Inventories	-3,027		-3,027
Customer financing, short-term and long-term	446		446
Accounts receivable	-42		-42
Other	1,083		1,083

Cash flow from operating activities	3,230		3,230
Product development	-235		-235
Other investing activities	-67		-67

Cash flow from operating investing activities	-302		-302

Cash flow before financial investing activities	2,928		2,928

Short-term investments		-17,434	-17,434
Cash flow from investing activities	-302	-17,434	-17,736

Cash flow before financing activities	2,928	-17,434	-14,506

Dividends paid	-6		-6
Other equity transactions	3		3
Other financing activities	-1,723		-1,723

Cash flow from financing activities	-1,726		-1,726
Effect of exchange rate changes on cash	-4		-4

Net change in cash	1,198	-17,434	-16,236
Cash and cash equivalents, beginning of period	73,207	-20,092	53,115

Cash and cash equivalents, end of period	74,405	-37,526	36,879

CHANGES IN EQUITY

	Jan-Mar 2004
SEK million	Stockholders’ equity Swedish GAAP	Reclass. Minority interest	IFRS Adjustments	Total equity
Opening balance	59,206	2,299	4,614	66,119
Sale of own shares	3	—	—	3
Stock Purchase and Stock Option Plans	30	—	13	43
Dividends paid	—	-6	—	-6
Changes in cumulative translation effects due to changes in foreign currency exchange rates	1,139	77	—	1,216
Net income	2,993	77	-390	2,680

Closing balance	63,371	2,447	4,237	70,055

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Apr - Jun 2004			Jan - Jun 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net sales	32,595		32,595	60,706		60,706
Cost of sales	-17,020		-17,020	-32,564		-32,564

Gross margin	15,575		15,575	28,142		28,142
Research and development and other technical expenses	-4,729	-562	-5,291	-9,521	-1,220	-10,741
Selling expenses	-2,243	55	-2,188	-4,475	111	-4,364
Administrative expenses	-2,217	21	-2,196	-3,927	41	-3,886

Operating expenses	-9,189	-486	-9,675	-17,923	-1,068	-18,991
Other operating revenues and costs	811		811	975		975
Share in earnings of JV and associated companies	538	1	539	1,055	2	1,057

Operating income	7,735	-485	7,250	12,249	-1,066	11,183
Financial income	987		987	1,919		1,919
Financial expenses	-909		-909	-2,042		-2,042

Income after financial items	7,813	-485	7,328	12,126	-1,066	11,060
Taxes	-2,450	164	-2,286	-3,693	355	-3,338
Minority interest	-73	73		-150	150

Net income	5,290	-248	5,042	8,283	-561	7,722
Net income attributable to stockholders of the parent company			4,969			7,572
Net income attributable to minority interest			73			150

Net income			5,042			7,722
Other information
Average number of shares, basic (million)	15,829		15,829	15,783		15,783
Earnings per share, basic (SEK)	0,33	-0,02	0,31	0,52	-0,04	0,48
Earnings per share, diluted (SEK)	0,33	-0,02	0,31	0,52	-0,04	0,48

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30, 2004 Swedish GAAP	IFRS Adjustments	Jun 30, 2004 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,681	5,138	9,819
Goodwill	5,957	227	6,184
Other	734		734
Tangible assets	5,911		5,911
Financial assets
Equity in JV and associated companies	3,664	2	3,666
Other investments	452		452
Long-term customer financing	2,427		2,427
Deferred tax assets	24,703	-1,439	23,264
Other long-term receivables	1,060		1,060

	49,589	3,928	53,517
Current assets
Inventories	14,792		14,792
Receivables
Accounts receivable - trade	31,796		31,796
Short-term customer financing	581		581
Other receivables	10,590		10,590
Short-term investments		34,831	34,831
Cash and cash equivalents	78,003	-34,831	43,172

	135,762		135,762

Total assets	185,351	3,928	189,279

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	67,983	3,928	71,911
Minority interest in equity of consolidated subsidiaries		1,526	1,526

	67,983	5,454	73,437
Minority interest in equity of consolidated subsidiaries	1,526	-1,526
Long-term liabilities
Pensions	10,389		10,389
Other long-term provisions	26,045	-24,405	1,640
Notes and bond loans	26,770		26,770
Liabilities to financial institutions	464		464
Other long-term liabilities	2,693		2,693

	66,361	-24,405	41,956
Current liabilities
Current provisions		24,405	24,405
Interest-bearing liabilities	6,944		6,944
Accounts payable	9,692		9,692
Other current liabilities	32,845		32,845

	49,481	24,405	73,886

Total equity and liabilities	185,351	3,928	189,279

Of which interest-bearing provisions and liabilities	46,282		46,282
Net cash	31,721		31,721
Assets pledged as collateral	7,943		7,943
Contingent liabilities	1,972		1,972

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun 2004			Jan-Jun 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net income attributable to stockholders of the parent company	5,290	-321	4,969	8,283	-711	7,572
Adjustments to reconcile net income to cash	1,661	321	1,982	3,438	711	4,149

	6,951		6,951	11,721		11,721
Changes in operating net assets
Inventories	-609		-609	-3,636		-3,636
Customer financing, short-term and long-term	780		780	1,226		1,226
Accounts receivable	458		458	416		416
Other	-1,127		-1,127	-44		-44

Cash flow from operating activities	6,453		6,453	9,683		9,683
Product development	-227		-227	-462		-462
Other investing activities	-1,975		-1,975	-2,042		-2,042

Cash flow from operating investing activities	-2,202		-2,202	-2,504		-2,504

Cash flow before financial investing activities	4,251		4,251	7,179		7,179

Short-term investments		2,695	2,695		-14,739	-14,739
Cash flow from investing activities	-2,202	2,695	493	-2,504	-14,739	-17,243

Cash flow before financing activities	4,251	2,695	6,946	7,179	-14,739	-7,560

Dividends paid	-4		-4	-10		-10
Other equity transactions	4		4	7		7
Other financing activities	-972		-972	-2,695		-2,695

Cash flow from financing activities	-972		-972	-2,698		-2,698
Effect of exchange rate changes on cash	319		319	315		315

Net change in cash	3,598	2,695	6,293	4,796	-14,739	-9,943
Cash and cash equivalents, beginning of period	74,405	-37,526	36,879	73,207	-20,092	53,115

Cash and cash equivalents, end of period	78,003	-34,831	43,172	78,003	-34,831	43,172

CHANGES IN EQUITY

	Jan-Jun 2004
SEK million	Stockholders’ equity Swedish GAAP	Reclass. Minority interest	IFRS Adjustments	Total equity
Opening balance	59,206	2,299	4,614	66,119
Sale of own shares	7	—	—	7
Stock Purchase and Stock Option Plans	66	—	25	91
Dividends paid	—	-10	—	-10
Business combinations	—	-948	—	-948
Changes in cumulative translation effects due to changes in
foreign currency exchange rates	421	35	—	456
Net income	8,283	150	-711	7,722

Closing balance	67,983	1,526	3,928	73,437

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jul-Sep 2004			Jan - Sep 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net sales	31,836		31,836	92,542		92,542
Cost of sales	-16,849		-16,849	-49,413		-49,413

Gross margin	14,987		14,987	43,129		43,129
Research and development and other technical expenses	-5,153	-723	-5,876	-14,674	-1,943	-16,617
Selling expenses	-2,377	67	-2,310	-6,852	178	-6,674
Administrative expenses	-1,388	29	-1,359	-5,315	70	-5,245

Operating expenses	-8,918	-627	-9,545	-26,841	-1,695	-28,536
Other operating revenues and costs	492		492	1,467		1,467
Share in earnings of JV and associated companies	654	2	656	1,709	4	1,713

Operating income	7,215	-625	6,590	19,464	-1,691	17,773
Financial income	966		966	2,885		2,885
Financial expenses	-1,163		-1,163	-3,205		-3,205

Income after financial items	7,018	-625	6,393	19,144	-1,691	17,453
Taxes	-2,218	210	-2,008	-5,911	565	-5,346
Minority interest	-36	36		-186	186

Net income	4,764	-379	4,385	13,047	-940	12,107
Net income attributable to stockholders of the parent company			4,349			11,921
Net income attributable to minority interest			36			186

Net income			4,385			12,107
Other information
Average number of shares, basic (million)	15,830		15,830	15,828		15,828
Earnings per share, basic (SEK)	0.30	-0.03	0.27	0.82	-0.07	0.75
Earnings per share, diluted (SEK)	0.30	-0.03	0.27	0.82	-0.07	0.75

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30, 2004 Swedish GAAP	IFRS Adjustments	Sep 30, 2004 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,548	4,388	8,936
Goodwill	5,813	356	6,169
Other	700		700
Tangible assets	5,743		5,743
Financial assets
Equity in JV and associated companies	3,992	4	3,996
Other investments	547		547
Long-term customer financing	2,222		2,222
Deferred tax assets	23,213	-1,229	21,984
Other long-term receivables	1,267		1,267

	48,045	3,519	51,564
Current assets
Inventories	16,451		16,451
Receivables
Accounts receivable - trade	31,031		31,031
Short-term customer financing	1,194		1,194
Other receivables	10,923		10,923
Short-term investments		29,306	29,306
Cash and cash equivalents	72,608	-29,306	43,302

	132,207		132,207

Total assets	180,252	3,519	183,771

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	72,481	3,519	76,000
Minority interest in equity of consolidated subsidiaries		1,164	1,164

	72,481	4,683	77,164
Minority interest in equity of consolidated subsidiaries	1,164	-1,164
Long-term liabilities
Pensions	10,358		10,358
Other long-term provisions	25,775	-24,292	1,483
Notes and bond loans	21,008		21,008
Liabilities to financial institutions	366		366
Other long-term liabilities	3,477		3,477

	60,984	-24,292	36,692
Current liabilities
Current provisions		24,292	24,292
Interest-bearing liabilities	2,335		2,335
Accounts payable	9,924		9,924
Other current liabilities	33,364		33,364

	45,623	24,292	69,915

Total equity and liabilities	180,252	3,519	183,771

Of which interest-bearing provisions and liabilities	35,813		35,813
Net cash	36,795		36,795
Assets pledged as collateral	7,716		7,716
Contingent liabilities	1,784		1,784

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul - Sep 2004			Jan - Sep 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net income attributable to stockholders of the parent company	4,764	-415	4,349	13,047	-1,126	11,921
Adjustments to reconcile net income to cash	2,651	415	3,066	6,089	1,126	7,215

	7,415		7,415	19,136		19,136
Changes in operating net assets
Inventories	-1,847		-1,847	-5,483		-5,483
Customer financing, short-term and long-term	-441		-441	785		785
Accounts receivable	617		617	1,033		1,033
Other	765		765	721		721

Cash flow from operating activities	6,509		6,509	16,192		16,192
Product development	-330		-330	-792		-792
Other investing activities	-1,002		-1,002	-3,044		-3,044

Cash flow from operating investing activities	-1,332		-1,332	-3,836		-3,836

Cash flow before financial investing activities	5,177		5,177	12,356		12,356

Short-term investments		5,525	5,525		-9,214	-9,214
Cash flow from investing activities	-1,332	5,525	4,193	-3,836	-9,214	-13,050

Cash flow before financing activities	5,177	5,525	10,702	12,356	-9,214	3,142

Dividends paid	-142		-142	-152		-152
Other equity transactions	2		2	9		9
Other financing activities	-10,361		-10,361	-13,056		-13,056

Cash flow from financing activities	-10,501		-10,501	-13,199		-13,199
Effect of exchange rate changes on cash	-71		-71	244		244

Net change in cash	-5,395	5,525	130	-599	-9,214	-9,813
Cash and cash equivalents, beginning of period	78,003	-34,831	43,172	73,207	-20,092	53,115

Cash and cash equivalents, end of period	72,608	-29,306	43,302	72,608	-29,306	43,302

CHANGES IN EQUITY

	Jan-Sep 2004
SEK million	Stockholders’ equity Swedish GAAP	Reclass. Minority interest	IFRS Adjustments	Total equity
Opening balance	59,206	2,299	4,614	66,119
Sale of own shares	9	—	—	9
Stock Purchase and Stock Option Plans	103	—	37	140
Dividends paid	—	-152	—	-152
Business combinations	—	-1,176	—	-1,176
Changes in cumulative translation effects due to changes in foreign currency exchange rates	116	7	-6	117
Net income	13,047	186	-1,126	12,107

Closing balance	72,481	1,164	3,519	77,164

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct - Dec 2004			Jan - Dec 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net sales	39,430		39,430	131,972		131,972
Cost of sales	-21,451		-21,451	-70,864		-70,864

Gross margin	17,979		17,979	61,108		61,108
Research and development and other technical expenses	-6,187	-617	-6,804	-20,861	-2,560	-23,421
Selling expenses	-2,841	38	-2,803	-9,693	216	-9,477
Administrative expenses	-1,236	37	-1,199	-6,551	107	-6,444

Operating expenses	-10,264	-542	-10,806	-37,105	-2,237	-39,342
Other operating revenues and costs	1,150		1,150	2,617		2,617
Share in earnings of JV and associated companies	609	1	610	2,318	5	2,323

Operating income	9,474	-541	8,933	28,938	-2,232	26,706
Financial income	656		656	3,541		3,541
Financial expenses	-876		-876	-4,081		-4,081

Income after financial items	9,254	-541	8,713	28,398	-2,232	26,166
Taxes	-3,166	182	-2,984	-9,077	747	-8,330
Minority interest	-111	111		-297	297

Net income	5,977	-248	5,729	19,024	-1,188	17,836
Net income attributable to stockholders of the parent company			5,618			17,539
Net income attributable to minority interest			111			297

Net income			5,729			17,836

Other information
Average number of shares, basic (million)	15,832		15,832	15,829		15,829
Earnings per share, basic (SEK)	0.38	-0.03	0.35	1.20	-0.09	1.11
Earnings per share, diluted (SEK)	0.38	-0.03	0.35	1.20	-0.09	1.11

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31, 2004 Swedish GAAP	IFRS Adjustments	Dec 31, 2004 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,343	3,748	8,091
Goodwill	5,324	442	5,766
Other	748		748
Tangible assets	5,845		5,845
Financial assets
Equity in JV and associated companies	4,150	5	4,155
Other investments	543		543
Long-term customer financing	2,150		2,150
Deferred tax assets	21,815	-1,049	20,766
Other long-term receivables	1,236		1,236

	46,154	3,146	49,300
Current assets
Inventories	14,003		14,003
Receivables
Accounts receivable - trade	32,644		32,644
Short-term customer financing	1,446		1,446
Other receivables	12,239		12,239
Short-term investments	0	46,142	46,142
Cash and cash equivalents	76,554	-46,142	30,412

	136,886		136,886

Total assets	183,040	3,146	186,186

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	77,299	3,146	80,445
Minority interest in equity of consolidated subsidiaries		1,057	1,057

	77,299	4,203	81,502
Minority interest in equity of consolidated subsidiaries	1,057	-1,057
Long-term liabilities
Pensions	10,087		10,087
Other long-term provisions	25,199	-24,053	1,146
Notes and bond loans	19,844		19,844
Liabilities to financial institutions	342		342
Other long-term liabilities	3,507		3,507

	58,979	-24,053	34,926
Current liabilities
Current provisions		24,053	24,053
Interest-bearing liabilities	1,719		1,719
Accounts payable	10,988		10,988
Other current liabilities	32,998		32,998

	45,705	24,053	69,758

Total equity and liabilities	183,040	3,146	186,186

Of which interest-bearing provisions and liabilities	33,643		33,643
Net cash	42,911		42,911
Assets pledged as collateral	7,985		7,985
Contingent liabilities	1,014		1,014

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec 2004			Jan - Dec 2004
SEK million	Swedish GAAP	IFRS Adjustments	IFRS	Swedish GAAP	IFRS Adjustments	IFRS
Net income attributable to stockholders of the parent company	5,977	-359	5,618	19,024	-1,485	17,539
Adjustments to reconcile net income to cash	2,916	359	3,275	9,005	1,485	10,490

	8,893		8,893	28,029		28,029
Changes in operating net assets
Inventories	2,051		2,051	-3,432		-3,432
Customer financing, short-term and long-term	-850		-850	-65		-65
Accounts receivable	-2,436		-2,436	-1,403		-1,403
Other	-1,371		-1,371	-650		-650

Cash flow from operating activities	6,287		6,287	22,479		22,479
Product development	-354		-354	-1,146		-1,146
Other investing activities	-598		-598	-3,642		-3,642

Cash flow from operating investing activities	-952		-952	-4,788		-4,788

Cash flow before financial investing activities	5,335		5,335	17,691		17,691

Short-term investments		-16,836	-16,836		-26,050	-26,050
Cash flow from investing activities	-952	-16,836	-17,788	-4,788	-26,050	-30,838

Cash flow before financing activities	5,335	-16,836	-11,501	17,691	-26,050	-8,359

Dividends paid	-140		-140	-292		-292
Other equity transactions	6		6	15		15
Other financing activities	-1,225		-1,225	-14,281		-14,281

Cash flow from financing activities	-1,359		-1,359	-14,558		-14,558
Effect of exchange rate changes on cash	-30		-30	214		214

Net change in cash	3,946	-16,836	-12,890	3,347	-26,050	-22,703
Cash and cash equivalents, beginning of period	72,608	-29,306	43,302	73,207	-20,092	53,115

Cash and cash equivalents, end of period	76,554	-46,142	30,412	76,554	-46,142	30,412

CHANGES IN EQUITY

	Jan-Dec 2004
SEK million	Stockholders’ equity Swedish GAAP	Reclass. Minority interest	IFRS Adjustments	Total equity
Opening balance	59,206	2,299	4,614	66,119
Sale of own shares	15	—	—	15
Stock Purchase and Stock Option Plans	159	—	45	204
Dividends paid	—	-292	—	-292
Business combinations	—	-1,182	—	-1,182
Changes in cumulative translation effects due to
changes in foreign currency exchange rates	-1,107	-65	-28	-1,200
Adjustment of cost for stock issue 2002	2	—	—	2
Net income	19,024	297	-1,485	17,836

Closing balance	77,299	1,057	3,146	81,502

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31, 2004 Swedish GAAP	IFRS Adjustments	IAS 39 Adjustments	Jan 1, 2005 IFRS
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,343	3, 748		8,091
Goodwill	5,324	442		5,766
Other	748			748
Tangible assets	5,845			5,845
Financial assets
Equity in JV and associated companies	4,150	5		4,155
Other investments	543		411	954
Long-term customer financing	2,150			2,150
Deferred tax assets	21,815	-1,049	-77	20,689
Other long-term receivables	1,236		937	2,173

	46,154	3,146	1,271	50,571
Current assets
Inventories	14,003			14,003
Receivables
Accounts receivable - trade	32,644		-956	31,688
Short-term customer financing	1,446			1,446
Other receivables	12,239		3,575	15,814
Short-term investments		46,142		46,142
Cash and cash equivalents	76,554	-46,142		30,412

	136,886		2 619	139,505

Total assets	183,040	3, 146	3 890	190,076

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	77,299	3,146	1,489	81,934
Minority interest in equity of consolidated subsidiaries		1,057		1,057

	77,299	4,203	1,489	82,991
Minority interest in equity of consolidated subsidiaries	1,057	-1,057
Long-term liabilities
Pensions	10,087			10,087
Other long-term provisions	25,199	-24,053		1,146
Notes and bond loans	19,844		937	20,781
Liabilities to financial institutions	342			342
Other long-term liabilities	3 ,507			3,507

	58,979	-24,053	937	35,863

Current liabilities
Current provisions		24,053	449	24,502
Interest-bearing liabilities	1 ,719			1,719
Accounts payable	10, 988		-206	10,782
Other current liabilities	32, 998		1,221	34,219

	45,705	24,053	1,464	71,222

Total equity and liabilities	183,040	3,146	3,890	190,076

Of which interest-bearing provisions and liabilities	33,643			33,643
Net cash	42,911			42,911
Assets pledged as collateral	7,985			7,985
Contingent liabilities	1,014			1,014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 30, 2005